Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446

XCEL ENERGY INC.

(a Minnesota corporation)

$500,000,000 1.75% SENIOR NOTES, SERIES DUE MARCH 15, 2027

$300,000,000 2.35% SENIOR NOTES, SERIES DUE NOVEMBER 15, 2031

Issuer:	Xcel Energy Inc. (a Minnesota corporation)

Issue Format:	SEC Registered

Expected Ratings*:	Baa1/BBB+/BBB+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)

Security Type:	Senior Notes

Pricing Date:	October 29, 2021

Settlement Date:	November 3, 2021 (T+3)

	2027 Notes	2031 Notes

Principal Amount:	$500,000,000	$300,000,000

Maturity Date:	March 15, 2027	November 15, 2031

Interest Payment Dates:	Semi-annually on March 15 and September 15, beginning on March 15, 2022	Semi-annually on May 15 and November 15, beginning on May 15, 2022

Reference Benchmark Treasury:	0.875% due September 30, 2026	1.250% due August 15, 2031

Benchmark Treasury Price:	98-18+	97-06

Benchmark Treasury Yield:	1.174%	1.561%

Spread to Benchmark Treasury:	+62 bps	+82 bps

Yield to Maturity:	1.794%	2.381%

Coupon:	1.75%	2.35%

Price to the Public:	99.777% of the principal amount	99.724% of the principal amount

Net Proceeds to Issuer:	$495,885,000 (after deducting the underwriting discount but before transaction expenses)	$297,222,000 (after deducting the underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to February 15, 2027 (the 2027 par call date), T+10 bps (calculated to the 2027 par call date)	Prior to May 15, 2031 (the 2031 par call date), T+15 bps (calculated to the 2031 par call date)

Par Call:	On or after February 15, 2027, at par	On or after May 15, 2031, at par

CUSIP/ISIN:	98388M AB3 / US98388MAB37	98388M AC1 / US98388MAC10

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	KeyBanc Capital Markets Inc. PNC Capital Markets LLC

Co-Manager:	Samuel A. Ramirez & Company, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.